                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 For May 6, 2005
                         Commission File Number 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                    -------                 -------

         Indicate by check mark if the  registrant  is  submitting  the Form 6-K in paper as permitted by  Regulation S-T Rule 101(b)(1):
                                                        ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                       No   X
                              ------                    ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the commencement of its 2005 exploration program at Picachos, the company's silver-gold project area in Mexico's Durango State. The C$526,000 work program is comprised of airborne magnetometer surveys, soil geochemistry and trenching. Work is expected to be completed in the third quarter of 2005.

"We are excited that exploration is continuing at our silver-gold Picachos project," said Kabir Ahmed, President and CEO of Northwestern. "The decision to proceed was based on a number of factors, including encouraging results from the
2004 exploration and evaluation of our Mexican properties."

The Picachos project area consists of a total of approximately 7,700 hectares
(19,000 acres) and includes the Picachos claim and Camargo and Camargo-2 concessions.

A Conceptual Study of the Picachos silver-gold area conducted by Watts, Griffis and McOuat (WGM) in 2004 reported that the eastern portion of the Picachos claim hosts a major north-northwest trending shear zone measuring at least four kilometers (2.5 miles) in length. This zone controls epithermal mineralization at the El Pino prospect and may be related to gold-porphyry stock at depth. WGM further explained that even at relatively low elevations, the silver-gold ratios are quite high and it is possible that the near surface mineralization at El
Pino and El Toro represents the upper part of a largely unseen (or buried)
mineralized system.

The initial stages of the 2005 work program are expected to enable Northwestern to efficiently direct exploration towards the more prospective areas of the
Picachos project area. Overall, a total of approximately 85 line kilometers (52 miles) of soil surveying is planned for El Pino and El Toro, during which 3,600 soil samples will be collected. At Los Cochis, which is on the Camargo claim, approximately 83 line kilometers (51 miles) of soil surveying is proposed, amounting to more than 3,300 samples. Hand trenching at El Pino and El Toro will also deliver up to 600 rock samples. Furthermore, airborne magnetometer surveys, which are expected to total 400 line kilometers (248 miles), are intended to help define lithology, buried intrusions and structures that may control the emplacement of mineralization and could be used to select areas for detailed follow-up surveying.

With the results of these geophysical and soil surveys, Northwestern can more accurately target the most ideal zones for diamond drilling and underground or surface development as potential exists for both underground and bulk tonnage open pit targets.

Northwestern has an option agreement with RNC Gold Inc. (TSX: RNC) to acquire a
50% undivided interest in the 7,700-hectare silver-gold Picachos project area and the 17,800-hectare (43,900-acre) Tango gold concession in Sinaloa, Mexico.
This land position was increased in early 2005 by Northwestern and RNC, as per the recommendations of the WGM Conceptual Study. To earn its interest,
Northwestern must expend C$1.5 million in exploration expenditures, on or before
December 30, 2006, and prepare a bankable feasibility study. RNC is the operator of the project. The qualified person for RNC is Denis Francoeur, M.Sc., P.Geo., a practicing member (#0781) of the Association of Professional Geoscientists of
Ontario."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                          -------------------
                                              Kabir Ahmed
                                              President

Date: May 6, 2005